SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2001

                        Commission File Number: 000-25887

                              _____________________



                              PRIVATEBANCORP, INC.

                           SAVINGS AND RETIREMENT PLAN

                               (FORMERLY KNOWN AS

                        THE PRIVATEBANK AND TRUST COMPANY

                          SAVINGS AND RETIREMENT PLAN)


                           (Full title name of plan.)



                              PRIVATEBANCORP, INC.
                            TEN NORTH DEARBORN STREET
                             CHICAGO, ILLINOIS 60602
               (Name of issuer of the securities held pursuant to

                    the plan and the address of its principal

                               executive officer)

                              REQUIRED INFORMATION


ITEM 1-3.       Not applicable.

ITEM 4. PrivateBancorp, Inc. Savings and Retirement Plan (formerly known as The PrivateBank and Trust Company Savings and Retirement Plan), which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.



                FINANCIAL STATEMENTS. Listed below are the financial statements and schedules filed as a part of the annual report.


         (a) Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001.

         (b) Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001 are hereby incorporated by reference to the Registration Statement on Form S-8 filed by PrivateBancorp, Inc. (Registration No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.


EXHIBITS.

                No. 23 - Auditors' consent

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2002           PrivateBancorp, Inc., Savings and Retirement Plan

                               By:  /s/ Jeanene V. Meisser
                                    -------------------------------------------
                                    Jeanene V. Meisser, Trustee

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE


                                      INDEX

                                                                                                             Page
                                                                                                            Number
                                                                                                            ------

Independent Auditors' Report.....................................................................................5

Financial Statements

                Statements of Net Assets Available for Plan Benefits at December 31, 2001 and 2000................6

                Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001..........................................................................7

Notes to Financial Statements, December 31, 2001 and 2000........................................................8

Supplemental Schedule

                Schedule H, Line 4i: Schedule of Assets Held for Investment Purposes at December 31, 2001.......11

                          INDEPENDENT AUDITORS' REPORT


PLAN ADMINISTRATOR
THE PRIVATEBANK AND TRUST COMPANY
SAVINGS AND RETIREMENT PLAN:

We have audited the accompanying statement of net assets available for benefits of The PrivateBank and Trust Company Savings and Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year December 31, 2001 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PHILIP ROOTBERG & COMPANY, LLP

Chicago, Illinois
June 12, 2002

                                            THE PRIVATEBANK AND TRUST COMPANY
                                              SAVINGS AND RETIREMENT PLAN


                                    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                                  DECEMBER 31,
                                                                                           2001                  2000
---------------------------------------------------------------------------------------------------------------------


ASSETS

    Cash                                                                         $       18,818        $        7,324
    Contributions receivable from:
       The PrivateBank and Trust Company                                                      -                10,733
       Participants                                                                           -                42,949
    Investments at fair value:
       Nationwide Life Insurance Company
          pooled-separate accounts                                                    1,917,296             1,839,977
       PrivateBancorp, Inc. common stock                                                546,872               161,677
    Participant loan fund                                                               142,527               112,716
                                                                                 --------------        --------------

Net Assets Available for Benefits                                                $    2,625,513        $    2,175,376
                                                                                 ==============        ==============





                 See accompanying notes to financial statements.

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 2001

ADDITIONS

    Contributions from employer                              $  128,030
    Contributions from participants                             527,117
    Rollovers                                                   107,126
    Interest and dividends                                       15,886
    Net realized and unrealized gains (losses)
     in fair value of investments:
          Pooled-separate accounts (mutual funds)             (354,335)
          Common stock                                          230,505
    Other                                                         1,248
                                                             ----------

                                                                655,577

DEDUCTIONS - Withdrawals by participants                      (205,440)
                                                             ----------

NET ADDITIONS                                                   450,137

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR         2,175,376
                                                             ----------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR              $2,625,513
                                                             ==========






                 See accompanying notes to financial statements.

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000




1 -      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

         Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

         Valuation of Investments - The Plan's investments are stated at fair value. The pooled-separate accounts are valued based on the underlying mutual fund investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by The PrivateBank and Trust Company Savings and Retirement (the "Plan"). Values for PrivateBancorp, Inc. common stock are based on the December 31, 2001 and December 29, 2000, closing prices.

         Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net appreciation in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.


2  -     DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company who are at least 18 years old. In 2001, the Plan also covered employees of The PrivateBank (St. Louis), a related company located in St. Louis, Missouri. The PrivateBank and Trust Company and The PrivateBank (St. Louis) are subsidiaries of PrivateBancorp, Inc. (the "Company"). The PrivateBank and Trust Company and The PrivateBank (St. Louis) are individually and collectively referred to as the "Bank" and the "Banks". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On May 1, 2000, the plan sponsor adopted the Benefit Administration, Inc. Regional Prototype Plan and Trust Basic Plan Document #R1. The Plan is sponsored by the Company.

         Contributions - Each year, participants may contribute up to 15% of compensation, as defined in the Plan, plus up to 100% of any Bank-paid cash bonus. Contributions are subject to certain limitations. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Bank matching contributions are discretionary and based on a percentage of employee contributions. The Banks may also make qualified non-elective contributions and additional discretionary contributions, both based on each eligible employee's compensation as a ratio to all eligible employees' compensation. Participants are eligible for the employer contributions after one year of employment.

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN

         Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Banks' contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting - Participants are immediately vested in their contributions and the Banks' qualified non-elective contributions plus actual earnings thereon. Vesting in the Banks' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

         Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in a variety of mutual funds included in the pooled-separate accounts, which are offered through an investment contract with Nationwide Life Insurance Company ("Nationwide") or PrivateBancorp, Inc. common stock. Participants may change their contribution allocations by contacting Nationwide directly or, if it involves stock, by completing a form at the Plan sponsor. Participants may transfer funds between mutual funds, but not to or from PrivateBancorp, Inc. common stock.

         Participant Loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Banks. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.75%. Principal and interest are paid ratably through payroll deductions.

         Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

         Forfeited Accounts - As of December 31, 2001 and 2000, forfeited nonvested accounts totaled $4,108 and $3,622, respectively. These accounts shall be used to reduce future employer contributions. During 2001, employer contributions were not reduced by forfeited nonvested accounts.


3 -      RELATED PARTY TRANSACTIONS

         Administrative fees in the amount of $5,626 were paid during the year ended December 31, 2001, by the PrivateBank and Trust Company on behalf of the Plan to the third party plan administrator.


4 -      TAX STATUS

         The Internal Revenue Service ("IRS") has issued a favorable opinion letter dated November 25, 1997, for the Benefit Administration, Inc. Regional Plan and Trust Basic Plan Document #R1, which was adopted by the plan sponsor. The IRS letter states that the prototype plan is acceptable under Sections 401(a), 403(a) and 501(a) of the Internal Revenue Code.


5 -      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN

6 -      SUBSEQUENT EVENTS

         Effective January 1, 2002, the name of the Plan was changed to PrivateBancorp, Inc. Savings and Retirement Plan.

         Beginning May 10, 2002, there are no more restrictions on the transferability of PrivateBancorp, Inc. common stock.

                        THE PRIVATEBANK AND TRUST COMPANY
                           SAVINGS AND RETIREMENT PLAN


                 SCHEDULE H, LINE 4I -- SCHEDULE OF ASSETS HELD
                      FOR INVESTMENT PURPOSES AT YEAR-END
                                DECEMBER 31, 2001



                                 EIN: 36-3722148

                                     PN: 001

                                                       (C)                                           (E)
              (B)                              DESCRIPTION OF                         (D)          CURRENT
 (A)   IDENTITY OF ISSUE                          INVESTMENT                         COST           VALUE
 ---   -----------------                          ----------                         ----           -----

  *    Nationwide Life
         Insurance Company               Investment contract pooled-
                                           separate accounts, contract
                                           #GAP-B4-DF99                             $  **        $1,917,296

  *    PrivateBancorp, Inc.              Common Stock (transferability
                                           is restricted)                              **           546,872

  *    Participant Loan Fund             Interest at Rates From 5.75%
                                           to 10.75%                                    -           142,527


*    A party-in-interest as defined by ERISA.
** Cost information is omitted due to the investments being participant-directed.